UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang Chief Financial Officer

Date: December 23, 2016

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Noah Holdings Announces US$20 Million Rule 10b5-1 Share Repurchase Plan

SHANGHAI, Dec. 20, 2016 /PRNewswire/ — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider with a focus on global services for high net worth individuals and enterprises in China, today announced that it has adopted a written trading plan for the purpose of repurchasing up to $20 million of its issued and outstanding American Depositary Shares (ADSs) in accordance with the guidelines specified under Rule 10b5-1 (the “Plan”) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Plan has been established pursuant to, and as part of, the $50 million share repurchase program that was previously authorized by the Company’s Board of Directors and announced on June 29, 2016. Rule 10b5-1 allows a company to repurchase its shares or ADSs automatically and regularly at times when it otherwise might be prevented from doing so under the insider trading laws or because of self-imposed blackout periods, provided, among other considerations, that repurchases are made pursuant to a plan adopted when the company is not aware of material nonpublic information or is not otherwise prohibited from acquiring its own shares or ADSs. A large U.S. investment bank is acting as the Company’s agent to purchase its ADSs on pre-arranged terms pursuant to the Rule 10b5-1 Plan.

Kenny Lam, Group President of Noah, commented, “We are strongly confident about the outlook for our Company. We believe that our share price is substantially below its intrinsic value and the current valuation does not reflect our confidence in our Company. With low leverage in the capital structure and continued strong growth in earnings and cash flows, we believe the return of capital through share repurchases represents a good opportunity to enhance long-term shareholder value, which is also consistent with our disciplined and balanced capital allocation strategy. The adoption of the 10b5-1 plan enables us to safely purchase our ADSs automatically and regularly. “

Repurchases made under the plan are subject to the applicable requirements of Rules 10b5-1 and 10b-18 under the U.S. Securities Exchange Act of 1934 as well as certain price, market, volume, and timing constraints specified in the plan. Since repurchases under the plan are subject to certain constraints, there is no guarantee as to the exact number of ADSs that will be repurchased under the plan. Subject to the rules and regulations of the Exchange Act and other applicable laws, the Plan may be suspended or discontinued at any time in the Company’s sole discretion. The Company expects to use cash on hand to fund any repurchases.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management services provider with a focus on global services for high net worth individuals and enterprises in China. In the third quarter of 2016, Noah distributed over RMB23.9 billion (US$3.6 billion) of wealth management products. As of September 30, 2016, Noah had assets under management of RMB114.8 billion (US$17.2 billion).

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both domestic (RMB) and foreign currencies, including real estate funds and real estate funds of funds, private equity funds of funds, secondary market equity funds of funds and fixed income funds of funds through Gopher Asset Management. In addition, in June 2014, the Company launched a proprietary internet finance platform to provide financial products and services to aspiring high net worth individuals in China. Noah delivers customized financial solutions to clients through a network of 1,095 relationship managers across 173 branches and sub-branches in 71 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 130,491 registered clients as of September 30, 2016.For more information please visit Noah at ir.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com